September 8, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Brad Skinner

Re:     Dean Foods Company
Form 10-K for the Fiscal Year ended December 31, 2016
Filed February 22, 2017
Form 8-K Filed May 9, 2017
Response Letter Dated August 3, 2017
File No. 1-12755

Dear Mr. Skinner:

We have received the comment letter addressed to Mr. Chris Bellairs, Executive Vice President and Chief Financial Officer of Dean Foods Company (the “Company”), dated August 25, 2017, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed on February 22, 2017 as well as the Company’s Form 8-K filed on May 9, 2017 (the “Comment Letter”). We are submitting this letter to confirm the undersigned’s conversation with you and Lily Dang on September 7, 2017, regarding the timing of our response to your comments. As discussed, we anticipate providing a complete response to the comment letter no later than September 25, 2017.

Best regards,

By:	/S/ SCOTT K. VOPNI
Name:	Scott K. Vopni
Title:	Senior Vice President – Finance, Chief Accounting Officer and Interim Chief Financial Officer

2711 North Haskell Avenue, Suite 3400, Dallas, Texas 75204